Filed by Leucadia National Corporation and Pershing Square, L.P.
                       Pursuant to Rule 425 under the Securities Act of 1933 and Deemed Filed Pursuant to Rule 14a-12 under the Securities Exchange Act of 1934

                                          Subject Company: Plains Resources Inc.
                                                      Commission File No. 0-9808

FOR IMMEDIATE RELEASE
Leucadia National Corporation Contact: Laura Ulbrandt (212) 460-1900 Pershing Square, L.P. Contact: William Ackman (212) 813-3700

            LEUCADIA NATIONAL CORPORATION SUBMITS REVISED PROPOSAL TO
                         ACQUIRE PLAINS RESOURCES INC.

NEW YORK, NEW YORK, MARCH 5, 2004 - Leucadia National Corporation (LUK - NYSE and PCX) announced that it has submitted to Plains Resources Inc. (PLX - NYSE) a revised proposal to acquire the company.

Representatives of Leucadia and Pershing Square, L.P. will host a conference call on Monday, March 15, 2004 at 2:00 p.m. EDT to respond to questions from shareholders regarding the terms of Leucadia's proposal to acquire Plains Resources.

Callers can access the call by dialing toll free (800) 299-8538. Callers calling from outside the United States should dial (617) 786-2902. The meeting title, "Plains Resources - Leucadia National Corporation Conference Call," and participant passcode, 24546151, will be required to access the call. The following proposal letter was submitted to Plains Resources:

                              [Leucadia Letterhead]

                                  March 5, 2004

Plains Resources Inc.
700 Milam Street, Suite 2100
Houston, TX 77002
Attn: The Special Committee of the Board of Directors

           Dear Sirs:

           We are pleased to submit our revised proposal whereby Leucadia National Corporation ("Leucadia"), a NYSE-listed corporation (Ticker: LUK) and/or any of its respective affiliates through a newly formed entity ("the Buyer") would acquire 100% of the capital stock of Plains Resources Inc. ("PLX") in a transaction valued by Leucadia at approximately $18.19 per share ("the Leucadia Transaction"), a $1.44 or 8.6% premium to the previously announced $16.75 transaction (the "$16.75 Transaction"). The Leucadia Transaction is subject only to a one-week due diligence period and the execution of a definitive merger agreement.


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           Under separate cover, we will forward to you in the next few days a blackline version of the $16.75 Transaction merger agreement, modified only to reflect the economic terms of the Leucadia Transaction and to make certain conforming changes, which will allow PLX to avoid the time and cost necessary to renegotiate the merger agreement. In light of the fact that the $16.75 Transaction does not permit PLX to make an Adverse Recommendation Change (as defined in the $16.75 Transaction merger agreement) without a four business day notice period, the Leucadia Transaction's due diligence can be substantially completed by the end of the notice period.

           In the detailed description of the Leucadia Transaction below, you will note that we are responsive to the issues raised about our initial proposal by the special committee and its advisors as disclosed in your press releases and public filings as well as comments we have received from numerous shareholders of PLX:

(i) we are eliminating the requirement that we receive non-public information on Plains All American Pipeline, L.P. ("PAA"),

(ii)      we have reduced our due diligence period to seven days,

(iii) we have increased the yield on the securities issued in the transaction by an additional $0.04 per annum for a total premium over the PAA annual distribution of $0.12 per annum,

(iv) we have structured the Notes as debt securities secured by PAA Master Limited Partnership ("MLP") units ("PAA Units"),

(v) we have increased the principal amount of the Notes to the greater of $34.00 per Note or the market value of PAA plus $0.25 at the time of closing,

(vi) we have attached a detailed term sheet describing the terms of the Notes and their covenants,

(vii) we have increased the post closing tender offer to $100 million and increased the tender offer price to $32.00 per Note,

(viii) we have increased the number of Notes to equal the 12.4 million PAA Units held by PLX to satisfy the greater demand for Notes by PLX shareholders, and to eliminate the transaction complexity associated with our previous requirement that PLX would sell up to 1.5 million PAA Units prior to closing,

(ix) we have agreed not to oppose the break-up fee and expense reimbursement required under the terms of the $16.75 Transaction,

(x) we have agreed to include the terms of the $16.75 merger agreement in our merger agreement, revised only to reflect the improved economics of the Leucadia Transaction and to make certain conforming changes,

(xi)      the Leucadia Transaction continues not to be contingent on financing,


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(xii)     the Leucadia Transaction will not require the filing of a 13E-3,

(xiii) we have obtained Leucadia's board approval for the Leucadia Transaction so this is no longer a condition of our proposal,

(xiv) Weil, Gotshal & Manages LLP has researched the structure and terms of the Leucadia Transaction and believes that there are no elements of the transaction that would prevent its consummation in a timely fashion. We are willing to make representatives of Weil Gotshal available to answer any questions you or your advisors may have about tax or other legal considerations of the Leucadia Transaction.

           1. Structure of Acquisition. In the Leucadia Transaction, a subsidiary of the Buyer would be merged with and into PLX, with PLX as the surviving corporation. In the merger, existing stockholders of PLX will have the opportunity to receive a combination of cash and newly issued publicly traded securities of PLX (the "Notes") in exchange for their existing PLX securities. In the Transaction, PLX will issue 12.4 million Notes, one Note for each PAA Unit owned by PLX.

           In the Leucadia Transaction, shareholders would receive 0.5019 of a Note and $1.19 in cash for each share of PLX. Based on our estimated value of the Note of $33.86, we estimate the total per share Leucadia Transaction value to be $18.19 per share, a $1.44 or 8.6% premium to the previously announced $16.75 Transaction. Options and other interests convertible into shares of common stock of PLX will be cancelled or exchanged for the economic equivalent of a pro rata share of the merger consideration in accordance with the terms of such securities.

           Leucadia will fund the acquisition entity with sufficient cash to pay off the existing indebtedness of PLX and fund the Leucadia Transaction cash consideration and transaction costs.

           Thirty to sixty days subsequent to the closing of the Leucadia Transaction, Leucadia and/or its affiliates will launch a tender offer (the "Tender Offer") to repurchase up to $100 million of Notes at a purchase price of $32.00 per Note. By allowing the Notes to trade in the market for a minimum of 60 days after the closing of the Leucadia Transaction and before the closing of the Tender Offer, PLX shareholders will have the opportunity to monitor the trading price of the Notes and can elect at their option to sell the Notes in the market, in the Tender Offer, or to retain their Notes.

           We will endeavor to cause a when-issued market to develop in the Notes prior to the consummation of the Leucadia Transaction as promptly as permissible subject to regulatory requirements.

           We note from our reading of the merger agreement and proxy that the $16.75 Transaction has numerous financing and other contingencies including contingencies that are under the control of Mr. James C. Flores, Mr. John T. Raymond, and Mr. Paul G. Allen. By comparison, upon the execution of the Leucadia Transaction merger agreement, the Leucadia Transaction will have no financing contingencies or other contingencies under the control of Leucadia's principals.


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
           Leucadia will fund the transaction and the Tender Offer with readily available cash, cash equivalents and marketable securities which totaled $1,107,000,000 as of September 30, 2003, Leucadia's last publicly filed financial statement, excluding amounts held by Leucadia's regulated subsidiaries.

           The Notes will be senior debt securities of PLX that will be secured by the PAA Units owned by PLX, which will be the surviving company in the merger and as such will be full recourse obligations of PLX. At the closing of the Leucadia Transaction, PLX will be a direct or indirect subsidiary of Leucadia.

           The Notes will provide holders thereof with returns based upon the income from and value of the PAA Units. The Notes will pay a minimum annual fixed interest payment of $1.00, plus additional quarterly interest in an amount equal to the quarterly distribution paid on one PAA Unit plus an additional $0.03 per quarter. For example, if the Notes were currently issued and outstanding, they would pay a quarterly interest in an amount equal to PAA's current distribution of $0.5625 plus $0.03 per quarter. If PAA raises or lowers its distribution, the quarterly interest rate will be adjusted accordingly. If, at the end of the year, the aggregate quarterly interest payments are less than $1.00, PLX shall make an interest payment equal to the difference. As a result, the Notes should track the economic characteristics of the PAA Units plus a yield enhancement. Based on the PAA closing price of $32.15 on March 4, 2004, the $0.12 per annum yield premium would yield an additional 37.3 basis points per annum to the holder of Notes compared with the PAA Units.

           The Notes will have a principal amount equal to the greater of $34.00 per Note or the market value of a PAA Unit at the closing of the transaction plus $0.25.

           The Notes will mature 20 years after issuance. At maturity, PLX will owe the Note principal amount plus, the amount, if any, by which the fair market value of one PAA Unit exceeds the principal amount of a Note. At maturity, PLX may satisfy its obligations by (i) paying cash to the holders of Notes or (ii) exchanging PAA Units for outstanding Notes at the then market price of the PAA Units or (iii) any combination of (i) and (ii).

           The Notes are designed to permit investors who cannot own, or choose not to own MLP securities, the opportunity to participate in the quarterly cash flows and upside of PAA. We therefore anticipate that the buyers and holders of the notes will be tax-exempt investors, offshore investors, IRAs, pension funds, institutional investors whose performance is based on pre-tax performance, and/or other investors who prefer to, or can only participate in, the value creation at PAA through the Notes, rather than by ownership of the PAA Units directly.

           We believe that the additional potential investor base afforded by the Notes to PAA will provide PAA with a substantial alternate source of future capital in the event that it, in the future, elects to issue a similar security.

           The Notes will be registered securities, and PLX will continue to file 10-Ks, 10-Qs, and other required filings as an SEC registered issuer. We expect that the Notes will be listed for trading on the New York Stock Exchange (or another national securities exchange or market). The Notes will pay a minimum annual fixed interest payment of $1.00, plus additional quarterly


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interest in an amount equal to the quarterly distribution paid on one PAA Unit plus an additional $0.03 per quarter. In addition, the Notes will contain customary covenants, including without limitation, covenants relating to (1) payment of interest, (2) provision of reports, (3) restrictions on incurrence of additional indebtedness, (4) restrictions on transactions with affiliates, (5) restrictions on payment of dividends, (6) restrictions on asset sales, and (7) restrictions on liens. We have attached Exhibit A to this letter that provides additional detailed terms of the Notes.

           As you are aware, PAA Units require the holder to accelerate the recognition of any deferred income on the sale of its units. The impact of this negative tax consequence of PAA Units has traditionally resulted in PAA Units' reduced liquidity. In light of (i) the more than $400 million market capitalization of Notes that will be outstanding after the consummation of the Leucadia Transaction, (ii) the lack of adverse consequences on their sale when compared with PAA Units, (iii) the broad initial distribution of the Notes in the PLX merger, and (iv) the greater likely proportion of institutional holders of the Notes compared with PAA Units, we believe that the Notes will afford the holders a substantial degree of trading liquidity and reduced transaction costs.

           We believe the Notes will not be considered an interest in a partnership for tax purposes and owners of Notes will not receive K-1s, nor will they bear any flow-through income from PAA. In light of the fact that many investors who own shares of PLX do so to participate indirectly in the value of PAA because they are not permitted to own PAA Units, we believe that the Notes will be a superior alternative to PLX stock for existing owners of PLX as well as for other non-MLP investors, particularly because the Notes, unlike PLX stock, will pay quarterly cash interest payments.

           We anticipate that the Notes will trade at a premium to PAA Units because of several factors: (1) a greater universe of investors will be able to purchase the Notes rather than PAA Units, (2) the number of Notes outstanding will be limited to a maximum of 12.4 million, (3) the Notes will have a 0.373% greater yield than PAA Units, and (4) the Note principal amount will be secured by the PAA Units held by PLX and will be fully recourse against PLX. If the Notes were to trade at the same current yield as the PAA Units based on their closing price of $32.15 yesterday, in light of the $0.12 higher annual distribution, we would anticipate that the Notes would trade at a $1.71 premium to the PAA Units, or a price of $33.86.

           We believe the Notes will be considered by investors to be superior to MLP I-shares because they will pay a current distribution in cash rather than stock, and because the holder of a Note will, at its maturity, receive the greater of the principal amount of the Note, or the market value of PAA Units in cash or PAA Units.

           2 Expenses. The parties shall negotiate in good faith and enter into a revised expense reimbursement agreement on terms to be mutually agreed upon.

           3. Effect of Proposal. This letter expresses the proposal of Leucadia only and is not intended to, and does not create a legally binding commitment or obligation on the part of Leucadia or its affiliates to effect a transaction with PLX (it being understood that any such legally binding obligation shall only be set forth in a definitive merger agreement that has been executed and delivered by Buyer and PLX). It is understood that Leucadia and its affiliates shall not be legally bound to PLX by reason of this proposal, nor shall rights, liabilities or obligations arise as a result of this proposal or any other written or oral communications between Leucadia or its affiliates on the one hand, and PLX or its representatives on the other hand.


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           We believe that the proposal set forth herein constitutes a Superior
Proposal (as defined in the $16.75 Transaction merger agreement) and allows PLX to engage in negotiations with us and provide us with non-public information related to PLX. As we have previously informed you, upon your agreement to allow us to commence the limited due diligence requested in this proposal, we would be willing to execute the confidentiality agreement that has previously been provided to us, without any changes thereto.

           Buyer is extremely interested in completing the transactions contemplated hereby and looks forward to working with PLX. Buyer is committed to work with PLX and its advisors in good faith to finalize the transaction on terms, which are mutually agreeable. Please call us with any questions with regard to this proposal.

                                          Very truly yours,

                                          LEUCADIA NATIONAL CORPORATION

                                          By: /s/ Joseph S. Steinberg
                                              ----------------------------------
                                          Name: Joseph S. Steinberg
                                          Title: President"

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. Any offer will only be made through a prospectus, which is part of a registration statement to be filed with the Securities and Exchange Commission (the "SEC"). Plains Resources shareholders are urged to carefully read the registration statement and the prospectus included therein, and the proxy statement and other documents relating to an offer, when they become available because these documents will contain important information relating to the offer. You may obtain a free copy of these documents after they have been filed with the SEC, and other documents filed by Leucadia with the SEC, at the SEC's website at www.sec.gov. Once a registration statement, as well as any documents incorporated by reference therein and a proxy statement have been filed with the SEC, you will also be able to inspect and copy these documents at the public reference room maintained by the SEC at 450 Fifth Street, NW, Washington, D.C. 20549. YOU SHOULD CAREFULLY READ THE PROSPECTUS AND THE PROXY STATEMENT WHEN THEY BECOME AVAILABLE BEFORE MAKING A DECISION CONCERNING AN OFFER.



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